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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **May 2006**

Commission File Number: **0-30150**



(Translation of registrant's name into English)

Suite 300, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

1   News Release dated May 2, 2006
2   Material Change Report dated May 2, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: May 2, 2006

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



300 -1055 W. Hastings Street
Vancouver, BC, Canada V6E 2S9
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

May 2, 2006

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
Frankfurt – B4K

BUFFALO APPLIES FOR EIGHT NEW URANIUM EXPLORATION TENEMENTS IN QUEENSLAND AUSTRALIA

Vancouver, B.C., May 2, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to provide an update on Buffalo's uranium exploration portfolio.

Buffalo has filed applications to enable it to further increase exposure to the Uranium market by securing a 100% interest in eight new Uranium prospective tenements in Queensland, Australia.

The eight new licence applications cover more than 2200 km^2 with potential for Uranium and also Vanadium-Molybdenum deposits in the Eromanga Basin, Queensland. The primary target is a sediment-hosted uranium deposit hosted within Cretaceous stratigraphy of the Eromanga Basin. The style of deposit, which may be found within these licence applications, maybe similar to the Mulga Rock Uranium-Polymetallic (Ni, Co, V, Sc) Deposit in Western Australia where mineralisation is associated with carbonaceous material in a sedimentary basin.

The Cretaceous stratigraphy within Buffalo's licence applications also has potential to host large polymetallic Vanadium-Molybdenum deposits such as the Julia Creek deposit (owned by Intermin Resources Ltd). The Julia Creek Project area is known to host very large deposits of vanadium/molybdenum rich clays, which have resulted from weathering of organic (oil) shales, which underlie much of the area.

No known systematic previous exploration for uranium has been carried out in Buffalo's new area due to the limited availability of radiometrics data to guide previous uranium explorers coupled with a general lack of uranium exploration in the past 2 to 3 decades due to market conditions.

The licence applications were targeted using airborne geophysical data and geology. Ground was selected after interpretations revealed almost 200 kilometres of strike length of the prospective Cretaceous sedimentary package. Where modern radiometrics data is available over the sedimentary package, it has anomalous response within the uranium channel. Up to 10 'clusters' of high amplitude uranium anomalies, with individual anomalies having a strike length of over 2 kilometres, are evident in the available radiometrics data. Only about half of the prospective area is covered with modern radiometrics data.

Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.

About BUF.U:

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing mineral properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"***Damien Reynolds***"

Damien Reynolds,
President, Chairman of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

CAUTIONARY NOTE TO U.S. INVESTORS: THIS NEWS RELEASE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILED WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the "Company")
Suite 300, 1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2   Date of Material Change

May 2, 2006

Item 3   News Release

A press release was issued on May 2, 2006, at Vancouver, B.C.

Item 4   Summary of Material Change

Buffalo provides update on uranium exploration portfolio.

Item 5   Full Description of Material Change

Please attached Schedule "A"

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   Date of Report

May 2, 2006

BUFFALO GOLD LTD.

Per: ***Damien Reynolds***

_____
Damien Reynolds,
Chairman of the Board of Directors

SCHEDULE "A"

BUFFALO APPLIES FOR EIGHT NEW URANIUM EXPLORATION TENEMENTS IN QUEENSLAND AUSTRALIA

Vancouver, B.C., May 2, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to provide an update on Buffalo's uranium exploration portfolio.

Buffalo has filed applications to enable it to further increase exposure to the Uranium market by securing a 100% interest in eight new Uranium prospective tenements in Queensland, Australia.

The eight new licence applications cover more than 2200 km^2 with potential for Uranium and also Vanadium-Molybdenum deposits in the Eromanga Basin, Queensland. The primary target is a sediment-hosted uranium deposit hosted within Cretaceous stratigraphy of the Eromanga Basin. The style of deposit, which may be found within these licence applications, maybe similar to the Mulga Rock Uranium-Polymetallic (Ni, Co, V, Sc) Deposit in Western Australia where mineralisation is associated with carbonaceous material in a sedimentary basin.

The Cretaceous stratigraphy within Buffalo's licence applications also has potential to host large polymetallic Vanadium-Molybdenum deposits such as the Julia Creek deposit (owned by Intermin Resources Ltd). The Julia Creek Project area is known to host very large deposits of vanadium/molybdenum rich clays, which have resulted from weathering of organic (oil) shales, which underlie much of the area.

No known systematic previous exploration for uranium has been carried out in Buffalo's new area due to the limited availability of radiometrics data to guide previous uranium explorers coupled with a general lack of uranium exploration in the past 2 to 3 decades due to market conditions.

The licence applications were targeted using airborne geophysical data and geology. Ground was selected after interpretations revealed almost 200 kilometres of strike length of the prospective Cretaceous sedimentary package. Where modern radiometrics data is available over the sedimentary package, it has anomalous response within the uranium channel. Up to 10 'clusters' of high amplitude uranium anomalies, with individual anomalies having a strike length of over 2 kilometres, are evident in the available radiometrics data. Only about half of the prospective area is covered with modern radiometrics data.

Mark Dugmore, MAusIMM, is the qualified person for the purposes of NI43-101 that was responsible for the preparation of the technical information disclosed in this news release.